Aeroflot Russian Int'l Airlines

JOINT STOCK COMPANY

AEROFLOT

Russian Airlines

37, bld. 9, Leningradsky prosp.,
Moscow, 125167, Russia
Tel.: (7-095) 155-6643, 752-9017
Fax: (7-095) 155-6647
http://www.aeroflot.ru

SEC MAIL PROCESSING
RECEIVED
SEP 13 2005
WASH. D.C. 213 SECTION

Date 24.08.05 our ref. 12-197

Office of Chief Council (202) 942-0659,
Division of Investment Management, 450
Fifth Street, N.W., Washington, D.C. 20549

05011260

SUPPL

Dear Sir / Madam,

In accordance with our obligations (regulated by Rule 12g3 – 2(b)) we send You the materials to Extraordinary General Meeting of Shareholders of JSC «Aeroflot» on the 19th of September, 2005.

Code of the emitter 82 – 4592.

Attached materials consist of pages.

If You would have any questions, please contact us by phone (095) 258-06-86 or by E-mail: afokeeva@aeroflot.ru.

PROCESSED
SEP 19 2005
THOMSON
FINANCIAL

Sincerely Yours,

Oleg Novozhenin

Director of Corporate
Property Department
JSC «Aeroflot - Russian airlines»

9/19

(82-4592)

APPROVED by
the Board of Directors of JSC "Aeroflot"
Minutes № 2 dated the 1st of August, 2005

LIST of
information (materials) to be made available to the shareholders during preparation for the Extraordinary General Meeting of shareholders to be held on the 19th of September, 2005 and the order of its delivery

In compliance with the requirements of the Federal Law "On Joint Stock Companies", the Airline Charter and the Regulation on the General Meeting of JSC "Aeroflot" Shareholders the following list of information (materials) to be made available to the shareholders during preparation for the Extraordinary General Meeting to be held on the 19th of September, 2005 and the order of its delivery are approved herby.

List of information documents:

1. The Federal Law "On Joint Stock Companies";
2. JSC "Aeroflot's" Charter;
3. Regulation on the JSC "Aeroflot's" shareholders General Meeting;
4. Regulation on the Board of Directors of the JSC "Aeroflot";
5. The Order of announcement to the shareholders of the convention of the Extraordinary General Meeting of JSC "Aeroflot's" shareholders;
6. The Order of delivering information (materials) to be made available to shareholders during preparation for an Extraordinary General Meeting of shareholders;
7. Composition of JSC "Aeroflot's" Board of Directors;
8. Announcement on the convention of the Extraordinary General Meeting of JSC "Aeroflot's" shareholders;
9. Agenda of the Extraordinary General Meeting of JSC "Aeroflot's" shareholders;
10. Information materials on the major transaction that is of interest consisting of the procurement by JSC "Aeroflot" on the finance hire (lease) terms of six IL-96-300 aircraft from JSC "Ilyushin Finance Co.".

The order of making information (materials) available

For the purpose of making the aforesaid information (materials) available to the shareholders and their representatives Information Centers are set up during the period of August 29 to September 19, 2005 open from 10 a.m. till 5 p.m. on working days (on Fridays – till 3 p.m. and on September 19 – till 6 p.m.).

Locations of Information Centers:

- JSC "Aeroflot" Department of Shared Property, room 624, bldg.9, Leningradsky Prospekt, 37, Moscow, 125167;
- JSC "Aeroflot" Flight Personnel Training Center, room 107, bldg. 6, Airport Sheremryevo-1, Moscow, 103340.

АЭРОФЛОТ
Российские авиалинии

(82-4592)

APPROVED by
Annual General Meeting of JSC "Aeroflot's" shareholders
Minutes № 16 of the 18th of June, 2005

LIST
of members of the JSC "Aeroflot" Board of Directors elected at the Annual General Meeting of shareholders of the Company on the 18th of June, 2005

1	Antonov Vladimir Nikolaevitch	First Deputy General Director of JSC "Aeroflot
2	Butrin Mikhail Robertovitch	Deputy General Director of OOO "National Reserve Corporation"
3	Grechukhin Igor Nikolaevitch	Department Director, Ministry of Economic Development and Trade of the Russian Federation
4	Dushatin Leonid Alexseevitch	First Deputy General Director, OOO "National Reserve Corporation"
5	Ivanov Victor Petrovitch	Assistant to the President of the Russian Federation
6	Kopeikin Mikhail Yurievitch	Deputy Chief of the Administration of the Government of the Russian Federation
7	Okulov Valery Mikhailovitch	General Director of JSC "Aeroflot"
8	Tikhonov Alexander Vasilievitch	Department Director, Ministry of Transport of the Russian Federation
9	Uvarov Alexsey Konstantinovitch	Department Chief, Federal Agency of Federal Property Management
10	Fedorov Alexsey Victorovitch	Officer of the Federal Security Service
11	Shablin Vladimir Nikolaevitch	Senior Vice-President of AKB "National Reserve Bank"

(82-4592)

APPROVED by
the Board of Directors of JSC "Aeroflot"
Minutes № 2 dated the 1st of August, 2005

ORDER
of announcement to the shareholders of the convention of the Extraordinary General Meeting of JSC "Aeroflot's" shareholders
on the 19th of September, 2005

In compliance with the requirements of the Federal Law "On Joint Stock Companies", the Company Charter and the Procedures of the General Meeting of the JSC "Aeroflot's" shareholders the following Order of announcement to the shareholders of the convention of the Extraordinary General Meeting of JSC "Aeroflot's" shareholders on the 19th of September, 2005 has been approved.

1. **To deliver by registered mail before the 19th of August, 2005 inclusive** announcements of the convention of the Extraordinary General Meeting of the shareholders to the addresses indicated in the Register of the persons entitled to participate in General Meeting of shareholders as per the their list that was completed at the end of the working day of the 4th of August, 2005.

2. **To deliver by registered mail before the 19th of August, 2005 inclusive** ballots for voting the issue in the agenda of the Extraordinary Meeting of the shareholders to the addresses indicated in the Register of the persons entitled to participate in General Meeting of shareholders as per the their list that was completed at the end of the working day of the 4th of August, 2005.

3. Before the 19th of August, 2005 to publish in the "Rossiyskaya Gazeta", in the newspaper of the JSC "Aeroflot" "My Aeroflot" and in the Agency "Interfax" an announcement of the Extraordinary General Meeting of the shareholders.

4. To publish within 10 days upon completing the vote returns protocol, resolutions adopted by the Meeting and other relevant information in the mass media designated by the Annual General Meeting of the JSC "Aeroflot", according to the order and within time limits established by the Federal Law "On Joint Stock Companies" and the Regulation "On the Disclosure of Information by Issuers of Securities" approved by the Order of the Federal Service for Financial Markets of March 16, 2005 № 05-5/пз-н.

АЭРОФЛОТ
Российские авиалинии

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
JOINT STOCK COMPANY
"AEROFLOT-RUSSIAN AIRLINES"

Building 9, 37 Leningradsky Prospekt, Moscow, 125167

Form of attendance – absentee vote

Date and time the ballots acceptance is closed: the 19th of September, 2005, 18:00.

PARTICIPANT's REGISTRATION NUMBER: NUMBER OF VOTES:

BALLOT FOR VOTING AGENDA ISSUE

The wording of the proposed resolution on the agenda issue:

"Be it resolved to approve a major transaction that is of interest consisting of the procurement under finance lease terms (leasing) of six new IL-96-300 aircraft from JSC "Ilyushin Finance Co." on the following terms:

- **finance lease (hire) term of the aircraft to be procured is 15 years,**
- **monthly lease rate is $319,000 US excluding VAT (base part of the lease payment) escalated by amounts provided as the Federal Budget subsidies; amounts equal to offsets payable by "Ilyushin Finance Co." as repayment of the loan and the amounts payable in addition to the base rate in cases provided in the Agreement,**
- **the monthly allocations for maintenance will be:**
  a) **$220 US dollars per flight hour (excluding VAT) to maintain component parts;**
  b) **$93 US dollars per flight hour for each engine (VAT included) to maintain engines;**
  c) **$106 US dollars per flight hour (VAT included) being allocations for airframe overhaul (F4),**
- **the total lease payment on the transaction for each aircraft will be $57,420,000 US dollars excluding VAT (base part of the lease payment) escalated by amounts provided as the Federal Budget subsidies; amounts equal to offsets payable by "Ilyushin Finance Co." as repayment of the loan and the amounts payable in addition to the base rate in cases provided in the Agreement,**
- **JSC "Aeroflot" will grant to JSC "Ilyushin Finance Co." a loan for building six aircraft IL-96-300 in the amount of $2,750,000 (Two Million Seven Hundred Fifty Thousand) US dollars per each aircraft. Total amount of the loan will be $16,500,000 (Sixteen Million Five Hundred Thousand) US dollars,**
- **redemption price of one aircraft will be $39,000,000 (Thirty Nine Million) US dollars excluding VAT."**

To vote the above said issue of the agenda, please, chose one of the below given voting options and put any mark in corresponding box next to it. The voter has the right to chose only one of the options offered, except the voting according to instructions of persons who bought shares after the date the list of persons who has the right to take part in the annual General Meeting of shareholders was closed

PRO	
AGAINST	
ABSTAIN	

This table is to be filled-in if after the date the list of persons who has the right to take part in the General Meeting of shareholders was closed a transfer of shares to one or several acquirers was effected, except the following cases:

- all shares have been transferred to one acquirer who has issued instructions for voting by those shares;
- all shares have been transferred to several acquirers who have issued identical instructions for voting by those shares.

Number of votes given for the voting option	Tick one of the below boxes corresponding to the reasons given in the right column:	**Voting basis:**
		the voting is done in accordance with the instructions of acquirers (acquirer) of shares that were transferred after the date the list of persons who has the right to take part in the General Meeting of shareholders was closed
		the voting is done by proxy issued in relation to shares transferred after the date the list of persons who has the right to take part in the General Meeting of shareholders was closed
		the voting is done by the remaining part of shares since the other part was transferred after the date the list of persons who has the right to take part in the General Meeting of shareholders was closed

(The ballot has front and reverse sides)

ATTENTION!

The voting ballot must be signed by the shareholder or by the shareholder's representative. The voting at General Meeting of shareholders is done by ballots delivered to shareholders by mail.

Shareholders (their representatives) can send filled-in and signed ballots to or personally deliver them at the address: **JSC "Aeroflot", Building 9, 37 Leningradsky Prospekt, Moscow, 125167.**

If the voting is done by proxy by way of mailing the ballot to the above given address the proxy or its authenticated copy that authorizes the representative to vote must be enclosed to the ballot.

When determining the quorum and summing up the vote results the account is taken of the ballots that were received not later than 18:00 hours of the 19th September, 2005.

In case you have transferred shares in your possession after the date the list of persons who have the right to take part in the General Meeting of shareholders was closed you are responsible **to** issue to each of the acquirers a proxy for voting specifying in it the number of shares that can be voted under the proxy issued or **to** vote at the General Meeting personally according to the instructions of the acquirers (acquirer) of those shares. The said rule is applied also in every case when shares are transferred in future.

For that matter the following voting rules must be complied with:

1) if more than one voting option is marked in the ballot then the number of votes given for corresponding voting option and the mark that the voting is done according to the instructions of acquirers of shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was closed must be indicated in the fields for indication of votes number given for each voting option;
2) the voter who votes by proxy issued in relation to shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was closed must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that the voting is done by proxy issued in relation to shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was closed;
3) if after the date the list of persons who have the right to take part in the General Meeting of shareholders was closed not all shares were transferred the voter must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that a part of shares were transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was closed. If instructions of the acquirers of shares in relation to shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was closed were received and the instructions are identical to the chosen voting option then such votes are summed up.

(82-4592)

APPROVED by
the Board of Directors of JSC "Aeroflot"
Minutes № 2 dated the 1st of August, 2005

AGENDA
of Extraordinary General Meeting of JSC "Aeroflot" shareholders

"Approval of a major transaction that is of interest consisting of the procurement under finance lease terms (leasing) of six new IL-96-300 aircraft from JSC "Ilyushin Finance Co." on the following terms:

- **finance lease (hire) term of the aircraft to be procured is 15 years,**
- **monthly lease rate is $319,000 US excluding VAT (base part of the lease payment) escalated by amounts provided as the Federal Budget subsidies; amounts equal to offsets payable by "Ilyushin Finance Co." as repayment of the loan and the amounts payable in addition to the base rate in cases provided in the Agreement,**
- **the monthly allocations for maintenance will be:**
    - a) **$220 US dollars per flight hour (excluding VAT) to maintain component parts;**
    - b) **$93 US dollars per flight hour for each engine (VAT included) to maintain engines;**
    - c) **$106 US dollars per flight hour (VAT included) being allocations for airframe overhaul (F4),**
- **the total lease payment on the transaction for each aircraft will be $57,420,000 US dollars excluding VAT (base part of the lease payment) escalated by amounts provided as the Federal Budget subsidies; amounts equal to offsets payable by "Ilyushin Finance Co." as repayment of the loan and the amounts payable in addition to the base rate in cases provided in the Agreement,**
- **JSC "Aeroflot" will grant to JSC "Ilyushin Finance Co." a loan for building six aircraft IL-96-300 in the amount of $2,750,000 (Two Million Seven Hundred Fifty Thousand) US dollars per each aircraft. Total amount of the loan will be $16,500,000 (Sixteen Million Five Hundred Thousand) US dollars,**
- **redemption price of one aircraft will be $39,000,000 (Thirty Nine Million) US dollars excluding VAT."**

(82-4592)

APPROVED by
the Board of Directors of JSC "Aeroflot"
Minutes № 2 dated the 1st of August, 2005

ANNOUNCEMENT
of convention of the Extraordinary General Meeting of JSC "Aeroflot's" shareholders
on the 19th of September, 2005

Open Joint Stock company "Aeroflot – Russian Airlines" (JSC "Aeroflot") with place of residence bldg. 9, Leningradsky Prospekt, 37, Moscow, 125167 announces herby the convention of the Extraordinary General Meeting of shareholders.

Form of attendance – absentee vote

Date and time the ballots acceptance will be closed: **the 19th of September, 2005, 18:00.**

The list of persons entitled to attend the Extraordinary Meeting of shareholders is made according to the data of the Registry of Shareholders as at the end of day of the 4th of August, 2005.

The agenda of the Extraordinary General Meeting of shareholders is as follows:

"Approval of a major transaction that is of interest consisting of the procurement under finance lease terms (leasing) of six new IL-96-300 aircraft from JSC "Ilyushin Finance Co." on the following terms:

- **finance lease (hire) term of the aircraft to be procured is 15 years,**
- **monthly lease rate is $319,000 US excluding VAT (base part of the lease payment) escalated by amounts provided as the Federal Budget subsidies; amounts equal to offsets payable by "Ilyushin Finance Co." as repayment of the loan and the amounts payable in addition to the base rate in cases provided in the Agreement,**
- **the monthly allocations for maintenance will be:**
    - a) **$220 US dollars per flight hour (excluding VAT) to maintain component parts;**
    - b) **$93 US dollars per flight hour for each engine (VAT included) to maintain engines;**
    - c) **$106 US dollars per flight hour (VAT included) being allocations for airframe overhaul (F4),**
- **the total lease payment on the transaction for each aircraft will be $57,420,000 US dollars excluding VAT (base part of the lease payment) escalated by amounts provided as the Federal Budget subsidies; amounts equal to offsets payable by "Ilyushin Finance Co." as repayment of the loan and the amounts payable in addition to the base rate in cases provided in the Agreement,**
- **JSC "Aeroflot" will grant to JSC "Ilyushin Finance Co." a loan for building six aircraft IL-96-300 in the amount of $2,750,000 (Two Million Seven Hundred Fifty Thousand) US dollars per each aircraft. Total amount of the loan will be $16,500,000 (Sixteen Million Five Hundred Thousand) US dollars,**
- **redemption price of one aircraft will be $39,000,000 (Thirty Nine Million) US dollars excluding VAT."**

In accordance with Article 83, item 4. of the Federal Law "On Joint Stock Companies" the issue of approval of the aforesaid transaction is subject to resolution by the General Meeting of shareholders by the majority of votes of all uninterested in the transaction shareholders – possessing voting shares.

Persons declared interested to effect the transaction in question must inform the Board of Directors of the JSC "Aeroflot" about it (Articles 81-82 of the Federal Law "On Joint Stock Companies").

Completed and signed ballot for voting the agenda issue of the Extraordinary General Meeting of shareholders is to be delivered to JSC "Aeroflot" at the adress:
JSC "Aeroflot", bldg. 9, Leningradsky Prospect, 37, Moscow, 125167.

Participants of the Meeting representing shareholders' interests whose powers has not been registered by the Company Registrar, shall have to submit along with the ballot a proxy processed in accordance with the requirements of items 4 and 5 of the Civil Code of the Russian Federation or notarized.

The materials on the agenda item will be made available for shareholders during the period from the 29th of August till the 19th of September, 2005 at 10 a.m. till 5 p.m. on working days (till 3 p.m. on Fridays and till 6 p.m. on September 19).

Information Centers addresses:

- JSC "Aeroflot" Department of Shared Property, room 624, bldg.9, Leningradsky Prospekt, 37, Moscow, 125167;
- JSC "Aeroflot" Flight Personnel Training Center, room 107, bldg. 6, Airport Sheremryevo-1, Moscow, 103340.

Information about the resolution of the Extraordinary General Meeting of shareholders will be delivered to shareholders within 10 days after the Vote Returns Protocol is completed as provided by the Federal Law "On Joint Stock Companies".

Contact phones: **(095) 258-0684, 578-3680**

JSC "Aeroflot" Board of Directors